

Mail Stop 3561

November 29, 2010

<u>Via U.S. Mail</u>

Mr. Mike Doyle, Chief Financial Officer
eLong, Inc.
Xingke Plaza, Tower B, Third Floor
10 Middle Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

> **Re:** **eLong, Inc.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed May 11, 2010**
> **File No. 000-50984**

Dear Mr. Doyle:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2009

4B: Business Overview, page 21
Marketing and Brand Promotion, page 23

1. We note that the company offers various customer loyalty programs such as its eLong
    membership program and beginning in 2009 eCoupon program where customers can earn
    loyalty points for redemption toward travel services and other non-cash gifts. However,
    we also note from your disclosures contained in the second paragraph of page 24 that
    loyalty points accumulated from your eLong membership program can also be exchanged
    for virtual cash which can be paid as cash to customers. In addition, your disclosure at
    the bottom of page 23 indicate that customers are also entitled to virtual cash back for
    stays at selected hotels booked through your elong.com website as part of your eCoupon
    program. Please explain to us how the accrual for such cash-based incentives is
    characterized within your income statement (i.e., reduction of revenue rather than as a
    cost or expense) and tell us how your accounting treatment complies with the guidance
    prescribed in ASC 605-50-45. We may have further comment upon receipt of your
    response.

Item 5: Operating and Financial Review and Prospects, page 31
Critical Accounting Policies, page 35

2. We note that your critical accounting policies disclosures are substantially similar to your
    accounting policy footnote 2. In this regard, we believe this disclosure in MD&A should
    supplement, not duplicate, the description of accounting policies disclosed in the notes.
    Please ensure that your critical accounting estimates disclosures – (i) provide greater
    insight into the quality and variability of information in the consolidated financial
    statements; (ii) address specifically why the accounting estimates or assumptions bear the
    risk of change; (iii) analyze the factors on how the company arrived at material estimates
    including how the estimates or assumptions have changed in the past and is reasonably
    likely to change in the future; and (iv) analyze the specific sensitivity to change of your
    critical accounting estimates or assumptions based on other outcomes with quantitative
    and qualitative disclosure, as necessary.   Refer to the guidance in Section V of FRR-72
    (Release No. 33-8350) and please revise in future filings accordingly.

Agreements with our Affiliated Chinese Entities, page 63
Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-7
(4) Accounts Receivable, page F-17

3. We note significant write offs of accounts receivable during 2007 and 2009. Please tell
    us, and revise note 4 and MD&A in future filings to disclose, the reasons for the
    significant write-offs including whether the amount related to one significant customer or

a combination of multiple accounts receivable and include the factors that led the company to believe that collection of such amounts was remote.

(7) Accrued Expenses and Other Current Liabilities, page F-19

4. Reference is made to deferred revenue balance of RMB0 and 4,046,684 at December 31, 2008 and 2009, respectively. Please tell us and revise your revenue recognition footnote to describe the nature of the revenue arrangements that resulted in the recognition of deferred revenue during 2009.

(16) Related Party Transactions, page F-32

5. We note that the company's disclosure of related party transactions beginning on page 62 is significantly more detailed than that of note 16 to the consolidated financial statements. Please note your related party footnote in the financial statements should provide a level of detail consistent to that provided under Item 7. Please confirm your understanding of this matter and that you will comply in future filings.

6. Please reconcile for us the total due to and due from related parties as disclosed in note 16 to the amounts presented on the balance sheet at December 31, 2008 and 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Mike Doyle, CFO
eLong, Inc.
November 29, 2010
Page 4

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief